MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended March 31, 2017 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to May 2, 2017.
Pengrowth’s first quarter of 2017 results are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, cash General and Administrative Expenses ("G&A"), Lindbergh expansion plans, production capacity, anticipated low costs and sustaining capital and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	1

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation and the impact of carbon taxes. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated. For more information about Pengrowth's critical accounting estimates and accounting policies refer to the December 31, 2016 annual report.
For a description of Pengrowth's accounting policies regarding impairments, see Note 2 to the December 31, 2016 audited Consolidated Financial Statements and Note 2 to the March 31, 2017 unaudited Consolidated Financial Statements.
Pengrowth’s ARO risk free discount rate was 2.3 percent at March 31, 2017, unchanged from December 31, 2016. Pengrowth uses the 30 year Canadian Government long term bond rate to estimate its ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the three months ended March 31, 2017.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures, but after interest and financing charges are deducted. Pengrowth considers this to be a key performance measure as it represents its ability to generate sufficient cash flow to fund capital investments and repay debt.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	2

Funds flow from operations per share is calculated as funds flow from operations divided by weighted average number of shares outstanding for the period.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics as per the Financial Resources and Liquidity section of this MD&A. These metrics are: senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"); total debt before working capital to Adjusted EBITDA; Adjusted EBITDA to interest expense; and senior debt before working capital as a percentage of total book capitalization. For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes. Total book capitalization is the sum of senior debt before working capital for covenant purposes and shareholders' equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after-tax effect of non-cash changes in fair value of commodity and power risk management contracts as well as unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Steam Oil Ratio ("SOR") measures the rate of steam required to produce a barrel of bitumen. This can be expressed either as an average or at a point in time.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	3

2017 GUIDANCE
The following table provides a summary of full year 2017 Guidance and actual results for the three months ended March 31, 2017:

	Q1 2017 Actual	Original 2017 Guidance (1) (2)	Revised 2017 Guidance (1) (2)
Production (boe/d)	52,957	50,000 - 52,000	43,500 - 45,500
Capital expenditures ($ millions)	19.4	125	125
Funds flow from operations ($ millions)	26.9	195	160
Royalty expenses (% of sales) (3)	9.4	9.0	9.0
Operating expenses ($/boe)	12.71	13.25 - 13.75	13.00 - 13.50
Cash G&A expenses ($/boe)	3.50	3.50 - 4.00	3.50 - 4.00

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Based on WTI price of U.S.$55/bbl, AECO natural gas price of Cdn$3.25/Mcf and an exchange rate of Cdn$1 = U.S.$0.74.

(3)	Royalty expenses as a percentage of sales exclude commodity risk management activities.
Pengrowth has revised its 2017 Guidance to reflect changes resulting from the announced sales of the Swan Hills area. The revised 2017 production Guidance of 43,500 - 45,500 boe/d reflects approximately 6,500 boe/d related to the Swan Hills area dispositions. First quarter of 2017 average daily production of 52,957 boe/d was as expected for the quarter.
First quarter 2017 capital expenditures amounted to $19.4 million. Full year capital expenditures will focus primarily on Lindbergh and are expected to be within 2017 Guidance.
Pengrowth anticipates full year 2017 funds flow from operations, royalty expenses as a percentage of sales as well as operating and cash G&A expenses per boe to be within revised 2017 Guidance.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	4

FINANCIAL HIGHLIGHTS

	Three months ended
($ millions except per boe amounts)	Mar 31, 2017	Mar 31, 2016
Total debt before working capital (1)	1,152.2	1,683.5
Production (boe/d)	52,957	62,056
Capital expenditures	19.4	8.7
Funds flow from operations (2) (3)	26.9	106.2
Operating netback ($/boe) (4)	13.70	27.31
Adjusted net income (loss)	(129.4)	0.5
Net income (loss)	(86.3)	25.0

(1)	Includes credit facilities, current and long term portions of senior unsecured notes and convertible debentures, as applicable. Excludes letters of credit and finance leases.

(2)	Funds flow from operations for the three months ended March 31, 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(3)
Funds flow from operations for the three months ended March 31, 2017 excludes a $2.8 million loss from the settlement of foreign exchange swap contracts related to the early repayment of U.S.$300 million of senior unsecured notes as this was considered a financing activity.

(4)	Includes realized commodity risk management.
In the first quarter of 2017, Pengrowth:

•
Reduced its total debt before working capital by Cdn$535.1 million through the early repayment of U.S.$300 million of the U.S.$400 million 6.35 percent senior notes due July 26, 2017 and the repayment of Cdn$126.6 million of the remaining outstanding convertible debentures at maturity, on March 31, 2017.

•
Realized operating netback after commodity risk management of $13.70/boe, a decrease of 50 percent compared to the first quarter of 2016, primarily due to the absence of substantial realized commodity risk management gains recorded in the first three months of 2016. However, the operating netback before commodity risk management of $17.18/boe increased 256 percent in the first quarter of 2017 boosted by an increase in commodity prices relative to the same period last year.

•
Successfully closed the sale of a 4.0 percent gross overriding royalty ("GORR") interest on its Lindbergh thermal property and certain seismic assets for proceeds of $250 million. A pre-tax gain on disposition of $144.7 million was recorded in the first quarter of 2017.

•
Entered into an agreement to sell a portion of its Swan Hills assets in north central Alberta for total cash consideration of $180 million, before customary adjustments. A pre-tax loss related to the assets held for sale of $156.8 million was recorded in the first quarter of 2017.

•
Entered into an agreement to sell its non-producing Montney lands at Bernadet in north east British Columbia for cash consideration of $92 million. A pre-tax loss related to the assets held for sale of $33.4 million was recorded in the first quarter of 2017.

•
Subsequent to the quarter end, Pengrowth also entered into an agreement to sell the remaining Swan Hills assets for total cash consideration of $185 million, before customary adjustments. A $71.0 million pre-tax PP&E impairment was recorded at March 31, 2017 related to this transaction.

•	Achieved additional expense reductions in the quarter with operating and G&A expenses down $9.5 million and $3.1 million, respectively, from the first quarter of 2016.

•
Recognized a net loss of $86.3 million primarily due to the impairment charge, a loss on disposition of assets, a $6.4 million loss ($4.7 million after-tax) related to the early repayment of U.S.$300 million of senior notes, and a $2.8 million loss ($2.8 million after-tax) from the settlement of foreign exchange swap contracts related to the debt repayment.

•	Achieved funds flows from operations of $26.9 million which included a $12.7 million loss related to the early settlement of commodity risk management contracts.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	5

Funds Flow from Operations

($ millions)	Q1/16 vs. Q1/17	% Change
Funds flow from operations for Q1/16	106.2
Increase (decrease) due to:
Volumes	(18.9)	(18)
Prices including differentials	71.5	67
Realized commodity risk management (1)	(143.6)	(135)
Other income including sulphur	(0.3)	—
Royalties	(7.6)	(7)
Expenses:
Operating	9.5	9
Cash G&A	2.1	2
Interest & financing	0.1	—
Other - including transportation	7.9	7
Net change	(79.3)	(75)
Funds flow from operations for Q1/17 (1) (2)	26.9

(1)	Funds flow from operations for the three months ended March 31, 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(2)
Funds flow from operations for the three months ended March 31, 2017 excludes a $2.8 million loss from the settlement of foreign exchange swap contracts related to the early repayment of U.S.$300 million of senior unsecured notes as this was considered a financing activity.

Pengrowth's first quarter of 2017 funds flow from operations decreased 75 percent from the first quarter of 2016 primarily driven by lower realized commodity risk management, partly offset by higher realized prices. Pengrowth realized a commodity risk management loss of $16.6 million in the first quarter of 2017 compared to a gain of $127.0 million in the first quarter of 2016, resulting in a $143.6 million change primarily due higher benchmark prices and lower volumes under risk management compared to the prior year, as well as a $12.7 million loss related to the early settlement of all of Pengrowth's 2017 crude oil swap contracts. At the end of the first quarter of 2017, Pengrowth had no remaining oil risk management contracts.
Net Income (Loss)
Pengrowth recorded a net loss of $86.3 million in the first quarter of 2017 compared to net income of $25.0 million in the same period last year primarily due to lower funds flow from operations, the impairment charge, lower unrealized foreign exchange gains and higher losses on disposition of properties. Partly offsetting the reductions were improvements in the change in fair value of commodity risk management contracts.
Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses.
The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended
($ millions)	Mar 31, 2017	Mar 31, 2016
Net income (loss)	(86.3)	25.0
Exclude non-cash items from net income (loss):
Change in fair value of commodity and power risk management contracts	53.7	(10.4)
Unrealized foreign exchange gain (loss) (1)	4.0	32.1
Tax effect on non-cash items above	(14.6)	2.8
Total excluded	43.1	24.5
Adjusted net income (loss)	(129.4)	0.5

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	6

The following table represents a continuity of adjusted net income (loss):

($ millions)	Q1/16 vs. Q1/17
Adjusted net income (loss) for Q1/16	0.5
Funds flow from operations increase (decrease)	(79.3)
DD&A and accretion expense (increase) decrease	24.0
Impairment charges (increase) decrease	(71.0)
Realized foreign exchange gain (loss) on settled FX swaps	(2.8)
Loss on property dispositions (increase) decrease	(41.2)
Other	(6.2)
Estimated tax on above	46.6
Net change	(129.9)
Adjusted net income (loss) for Q1/17	(129.4)
Pengrowth posted an adjusted net loss of $129.4 million in the first quarter of 2017 compared to the adjusted net income of $0.5 million in the first quarter of 2016. The $129.9 million decrease was primarily due to lower funds flow from operations, the impairment charge and an increase in loss on property dispositions offset by lower DD&A and accretion expense.
Sensitivity of Funds Flow from Operations to Commodity Prices
The following table illustrates the sensitivity of funds flow from operations to increases in commodity prices after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 12 to the March 31, 2017 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts. The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2)	U.S.$/bbl	$51.73	$1.00
Light oil				4.7
Heavy oil				6.4
NGLs				2.7
Net impact of U.S.$1/bbl increase in WTI				13.8
Oil differentials
Light oil	U.S.$/bbl	$2.59	$1.00	(4.7)
Heavy oil	U.S.$/bbl	$14.71	$1.00	(6.4)
Physical oil differential risk management				6.2
Net impact of U.S.$1/bbl increase in differentials				(4.9)
AECO Natural Gas (2)	Cdn$/Mcf	$2.81	$0.10
Natural gas				3.7
Natural gas risk management (3)				(1.3)
Net impact of Cdn$0.10/Mcf increase in AECO				2.4

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. The exchange rate of Cdn$1 = U.S.$0.74 was used for the 12 month period.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at April 19, 2017 and does not include the impact of commodity risk management contracts.

(3)	Includes commodity risk management contracts as at March 31, 2017.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	7

FINANCIAL RESOURCES AND LIQUIDITY
Capital Resources
Debt Maturities
The Company has one additional scheduled debt maturity in 2017, U.S.$100.0 million of senior unsecured notes due on July 26, 2017. Proceeds from the recently announced Bernadet and Swan Hills area dispositions are expected to be used for further debt reduction including the early repayment of the remaining 2017 and 2018 unsecured notes before the end of the second quarter.
Credit Facilities
Pengrowth has in place a $1.0 billion revolving, committed credit facility (“Credit Facility”) supported by a syndicate of eleven international and domestic banks in addition to a $50 million demand facility (“Demand Facility”) issued by a large Canadian financial institution. The Credit Facility was renewed in March 2015 and matures on March 31, 2019. Pengrowth can access the unutilized portion of the Credit Facility, provided it remains in compliance with all financial covenants.
Pengrowth's extendible revolving term Credit Facility had a $nil balance at March 31, 2017 (December 31, 2016 - $nil) and $45.4 million of outstanding letters of credit (December 31, 2016 - $44.9 million). When utilized, the Credit Facility appears on the Consolidated Balance Sheets as Long term debt.
Pengrowth's Demand Facility had a $1.0 million balance at March 31, 2017 (December 31, 2016 - $nil) and $19.5 million of outstanding letters of credit (December 31, 2016 - $6.4 million). When utilized, together with any overdraft amounts, the Demand Facility appears on the Consolidated Balance Sheets as a current liability in Bank indebtedness, as applicable.
Together, these two facilities provided Pengrowth with up to $1.0 billion of combined notional credit capacity at March 31, 2017. Use of the remaining credit capacity is subject to compliance with all financial covenants.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all relevant times during the preceding twelve months and at March 31, 2017. Details of the calculations follow in the Covenant Calculations table of this section.
The Corporation's ratio of trailing twelve month senior debt to Adjusted EBITDA decreased to 2.5 times at March 31, 2017 from 3.1 times at December 31, 2016 due to the substantial decrease in senior debt for covenant purposes at March 31, 2017. The Corporation’s senior debt before working capital to total book capitalization was at 47.2 percent at March 31, 2017, down from 54.5 percent at December 31, 2016 also driven by the decrease in senior debt. On February 9, 2017 the senior debt before working capital to total book capitalization covenant in the term Credit Facility was permanently removed effective December 31, 2016.
Pengrowth projects it will remain on side of its financial covenants through 2017 and 2018 using certain assumptions. The key assumptions used in the projection include an improvement in WTI to U.S.$60/bbl by the third quarter of 2017, closing of the two announced Swan Hills dispositions by May 31, 2017 and using the cash proceeds to early repay the 2017 and 2018 unsecured notes. To provide additional financial flexibility, Pengrowth is considering accessing the capital markets before the end of third quarter of 2017 to replace existing debt with less restrictive high yield debt, or renegotiating the terms of the remaining existing debt. This financial flexibility together with proceeds from any additional asset dispositions could be used towards the funding of the Lindbergh expansion and other capital projects.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	8

Covenant Calculations

Twelve month trailing actual covenants (1):		Mar 31, 2017	Dec 31, 2016	Limit
Senior debt before working capital to Adjusted EBITDA	=A÷D	2.5	3.1	< 3.5 times
Total debt before working capital to Adjusted EBITDA	=A÷D	2.5	3.1	< 4.0 times
Senior debt before working capital as a percentage of total book capitalization	=A÷B	47.2%	54.5%	< 55% (2)
Adjusted EBITDA to interest expense	=D÷C	4.9	5.5	> 4 times
As at:
($ millions)		Mar 31, 2017	Dec 31, 2016	Change
Credit facilities and bank indebtedness		4.5	—	4.5
Senior unsecured notes (3)		1,147.7	1,560.7	(413.0)
Convertible debentures (3) (4)		—	126.6	(126.6)
Total debt before working capital (3)		1,152.2	1,687.3	(535.1)
Finance leases (4)		37.4	37.9	(0.5)
Letters of credit (4)		64.9	51.3	13.6
Senior debt before working capital for covenant purposes (3) (4)	A	1,254.5	1,776.5	(522.0)

Total book capitalization (5)	B	2,656.0	3,261.5	(605.5)
Twelve months trailing:
($ millions)
Net income (loss)		(405.0)	(293.7)	(111.3)
Add (deduct):
Interest and financing charges (6)	C	100.9	105.5	(4.6)
Deferred income tax expense (recovery)		(122.6)	(93.4)	(29.2)
Depletion, depreciation, amortization and accretion		341.0	365.0	(24.0)
EBITDA		(85.7)	83.4	(169.1)
Add (deduct) other items:
Impairment		71.0	—	71.0
(Gain) loss on disposition of properties		68.3	27.1	41.2
Other non-cash items (7)		445.2	471.1	(25.9)
Adjusted EBITDA	D	498.8	581.6	(82.8)

(1)
The actual covenants presented in the table reflect those closest to the limits. Calculations for each financial covenant are based on specific definitions within the agreements and contain adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.

(2)	The covenant was permanently removed from the Credit Facility effective December 31, 2016.

(3)	Includes current and long term portions, as applicable.

(4)
For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes, as applicable.

(5)	Total book capitalization includes senior debt before working capital for covenant purposes plus Shareholders' Equity per the Consolidated Balance Sheets.

(6)	Pursuant to the actual covenant calculation in accordance with the agreements.

(7)	Includes the impact of changes in fair value of commodity risk management contracts, unrealized foreign exchange on long term debt, and other adjustments pursuant to the actual covenant calculations.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	9

Total Debt Before Working Capital Continuity

(Cdn$ millions)	December 31, 2016 vs. March 31, 2017
Total debt before working capital at December 31, 2016 (1)	1,687.3
Increase (decrease) due to:
Foreign exchange impact of the stronger Canadian dollar on U.S. denominated debt	(13.2)
Foreign exchange impact of the weaker Canadian dollar on U.K. denominated debt	0.1
Credit facilities and bank indebtedness increase	4.5
Senior unsecured notes repayment	(400.1)
Convertible debenture repaid	(126.6)
Issue cost amortization	0.2
Total increase (decrease)	(535.1)
Total debt before working capital at March 31, 2017 (1)	1,152.2

(1)	Includes credit facilities, current and long term portions of senior unsecured notes and convertible debentures, as applicable. Excludes letters of credit and finance leases.
As of March 31, 2017, Pengrowth's senior unsecured notes denominated in foreign currencies comprised 96 percent of the total debt before working capital. Each long term note is governed by a Note Purchase Agreement. These notes have fixed coupon rates and maturity dates between 2017 and 2024.
At March 31, 2017, total debt before working capital decreased $535.1 million compared to December 31, 2016, as per the table above. The early repayment of U.S.$300 million of senior unsecured notes and repayment of convertible debentures at maturity were the primary drivers for the decrease. Pengrowth expects to use the proceeds from the recently announced Bernadet and two Swan Hills area dispositions to further reduce debt before the end of the second quarter.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	10

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended
($ millions)	Mar 31, 2017	Mar 31, 2016
Drilling, completions and facilities
Lindbergh (1)	12.8	2.1
Conventional	1.2	1.2
Total drilling, completions and facilities	14.0	3.3
Land & seismic acquisitions (2)	—	0.2
Maintenance capital	5.0	5.1
Development capital	19.0	8.6
Other capital	0.4	0.1
Capital expenditures	19.4	8.7

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
The details of Pengrowth's principal properties are set out in the AIF of the Corporation dated February 28, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth's first quarter 2017 capital expenditures of $19.4 million increased from $8.7 the same period last year as the investment in the core areas continued to be moderate, primarily with spending of $13.7 million at Lindbergh.
Lindbergh capital expenditures of $13.7 million in the first quarter of 2017 focused primarily on Phase 1 optimization and maintenance including the drilling of two infill and two observation wells, related infrastructure costs, and new well pad construction. In addition to Phase 1 expenditures, engineering and design costs were incurred in respect of Phase 2.
Conventional development continues to be limited, with the first quarter of 2017 capital spending of $5.7 million primarily on partner operated activity and safety, maintenance and integrity of existing assets.
PRODUCTION

	Three months ended
Daily production	Mar 31, 2017	% of total	Mar 31, 2016	% of total
Light oil (bbls)	10,710	20	13,396	22
Heavy oil (bbls)	14,865	28	16,448	26
Natural gas liquids (bbls)	7,173	14	8,162	13
Natural gas (Mcf)	121,250	38	144,306	39
Total boe per day	52,957		62,056
First quarter of 2017 average daily production decreased 15 percent compared to the first quarter of 2016 mainly due to property divestments combined with natural declines, maintenance related downtime and the absence of the Sable Offshore Energy Project ("SOEP") condensate shipment which occurred in January 2016.
First quarter of 2017 light oil production decreased 20 percent relative to the same period last year due to maintenance related outages and natural declines, while heavy oil production decreased 10 percent mainly due to a property divestment.
First quarter of 2017 natural gas liquids production decreased 12 percent compared to the same period in 2016 primarily due to the absence of the SOEP condensate shipment. Natural gas production decreased 16 percent in the first quarter of 2017 compared to the same period last year mainly due to natural declines and property divestments.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	11

COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended
(U.S.$/bbl)	Mar 31, 2017	Mar 31, 2016
Average exchange rate (Cdn$1 = U.S.$)	0.76	0.73
Average Benchmark Prices
WTI oil	51.86	33.52
WCS differential to WTI	(14.58)	(14.24)
WCS heavy oil	37.28	19.28

	Three months ended
(Cdn$/bbl)	Mar 31, 2017	Mar 31, 2016
Average Benchmark Prices
WTI oil	68.61	45.96
Edmonton par light oil	63.91	40.90
WCS heavy oil	49.32	26.40
Differentials to WTI
Edmonton par	(4.70)	(5.06)
WCS heavy oil	(19.29)	(19.56)
Average Sales Prices
Light oil	61.73	38.56
Heavy oil	36.78	15.63
Natural gas liquids	32.22	18.85

First quarter of 2017 saw continued improvement in the energy markets with U.S. dollar WTI crude oil prices rising from the first quarter of 2016. WTI averaged U.S.$51.86/bbl during the first quarter of 2017, up 55 percent from the same period last year. Improvement in supply/demand fundamentals led to stronger prices in the first quarter of 2017 compared to the same period last year.
For Canadian producers, exchange rates, location and quality differentials as well as transportation bottlenecks are all factors that influence the Canadian crude oil prices received. Movements in the Canadian dollar versus the U.S. dollar influence the relative Canadian equivalent prices that Canadian companies realize. Quality differentials and transportation bottlenecks result in light oil and heavy oil differentials relative to the U.S. based WTI benchmark, leading to Canadian producers receiving discounted prices for their product. After taking into consideration the changes in the underlying benchmark prices and the changes in foreign exchange between the Canadian and US dollars, the Canadian equivalent pricing for light and heavy crude oils moved in line with the price differentials and the underlying benchmark.
Pengrowth’s first quarter of 2017 average sales price for light oil and heavy oil increased 60 percent and 135 percent, respectively, compared to the same period in 2016. Stronger benchmark prices coupled with slight narrowing of the light oil and heavy oil differentials, offset by the impact of a stronger Canadian dollar, were the primary drivers behind the higher average sales prices for both light oil and heavy oil.
Sales of natural gas liquids (NGLs) primarily comprise propane, butane, pentane and condensate. Price realizations for NGLs in the first quarter of 2017 increased by 71 percent compared to the same period last year, consistent with the increase in crude benchmark prices. The main drivers behind the higher average sales price for NGLs in the first quarter of 2017 compared to the first quarter of 2016 was the improvement in the NGL pricing driven by an increase in benchmarks and the absence of an over-supply of product seen earlier in 2016.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	12

Natural Gas Prices Excluding Realized Commodity Risk Management

	Three months ended
(Cdn$)	Mar 31, 2017	Mar 31, 2016
Average Benchmark Prices
NYMEX gas (per MMBtu)	4.06	2.74
AECO monthly gas (per MMBtu)	2.94	2.11
Differential to NYMEX
AECO differential (per MMBtu)	(1.12)	(0.63)
Average Sales Price
Natural gas (per Mcf) (1)	3.27	2.15

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
The U.S. based NYMEX natural gas price continued to improve during the first quarter of 2017, as supply/demand fundamentals improved since 2016 in the U.S. contributing to the price increase. First quarter 2017 NYMEX gas price averaged Cdn$4.06/MMBtu, an increase of 48 percent compared to the same period last year.
Similarly, Western Canadian natural gas prices increased in the first quarter of 2017 with the AECO monthly gas price averaging Cdn$2.94/MMBtu, representing an increase of 39 percent compared to the same period last year. The stronger demand and decreased supply across the continent were the primary drivers behind the increase coupled with AECO prices being under pressure in the first quarter of 2016. AECO differentials widened in the first quarter of 2017 offsetting some of the higher prices experienced in the rest of North America due primarily to transportation issues and lack of take-away capacity from the major producing centers in British Columbia, coupled with excess inventories resulting in significant discounts for Western Canadian natural gas compared to U.S. natural gas.
The price realized by the Company for natural gas production from Western Canada is primarily determined by the AECO benchmark and based on Canadian fundamentals. Pengrowth also sells its natural gas at several different sales points in addition to AECO monthly, which can result in a significant variance between Pengrowth's realized natural gas price and the benchmark prices in any given period.
Pengrowth’s first quarter of 2017 average sales price for natural gas, before the impacts of commodity risk management activities, increased 52 percent from the first quarter of 2016, consistent with the improvement in AECO benchmark pricing.
Total Average Sales Prices

	Three months ended
($/boe)	Mar 31, 2017	Mar 31, 2016
Average sales price	34.66	19.94
Other production income including sulphur	0.27	0.28
Total oil and gas sales price	34.93	20.22
Realized commodity risk management gain (loss) (1)	(3.48)	22.49
Total oil and gas sales price including realized commodity risk management	31.45	42.71

(1)	First quarter of 2017 includes a loss of $2.66/boe related to the early settlement of commodity risk management contracts.
Pengrowth’s first quarter of 2017 average realized sales price, before the effects of commodity risk management activities, of $34.66/boe increased 74 percent from the first quarter of 2016, reflecting the increase in crude oil and natural gas benchmark prices as the prices reached their lowest points in the first quarter of 2016 within the last two years.
A realized commodity risk management loss of $3.48/boe was recorded in the first quarter of 2017, compared to a gain of $22.49/boe in the first quarter of 2016 primarily due to the impact of higher benchmark prices and lower volumes under risk management compared to prior year, as well as the $2.66/boe loss related to the early settlement of all of Pengrowth's 2017 crude oil swap contracts.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	13

Realized Commodity Risk Management Gains (Losses)

	Three months ended
($ millions except per unit amounts)	Mar 31, 2017	Mar 31, 2016
Oil risk management gain (loss) (1) (2)	(16.8)	111.5
$/bbl (1)	(7.30)	41.06
Natural gas risk management gain (loss)	0.2	15.5
$/Mcf	0.02	1.18
Total realized commodity risk management gain (loss)	(16.6)	127.0
$/boe (3)	(3.48)	22.49

($ millions)
Gain (loss) on commodity risk management contracts - early settled	(12.7)	—
Gain (loss) on commodity risk management contracts - settled on contract date	(3.9)	127.0
Total realized commodity risk management gain (loss)	(16.6)	127.0

(1)	Includes light and heavy oil.

(2)	First quarter of 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(3)	First quarter of 2017 includes a loss of $2.66/boe related to the early settlement of commodity risk management contracts.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. In addition to forward price swaps, Pengrowth also manages a part of its exposure to Canadian oil price differentials using physical delivery contracts and foreign exchange swap contracts.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts at settlement. Realized losses result when the average fixed risk management contracted prices are lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted prices are higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.
A realized commodity risk management loss of $16.6 million or $3.48/boe was recorded in the first quarter of 2017, compared to a gain of $127.0 million or $22.49/boe in the first quarter of 2016 resulting in a $143.6 million change primarily due to higher benchmark prices and lower volumes under risk management compared to prior year, as well as the $12.7 million or $2.66/boe loss related to the early settlement of all of Pengrowth's 2017 crude oil swap contracts.
Changes in Fair Value of Commodity Risk Management Contracts

	Three months ended
($ millions)	Mar 31, 2017	Mar 31, 2016
Fair value of commodity risk management assets (liabilities) at period end	(0.3)	360.3
Less: Fair value of commodity risk management assets (liabilities) at beginning of period	(54.0)	370.5
Change in fair value of commodity risk management contracts for the period	53.7	(10.2)
Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, actual settlements of risk management contracts during the period, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	14

Pengrowth recorded a $53.7 million decrease in the fair value of commodity risk management liabilities at March 31, 2017 primarily as a result of the early settlements of all of Pengrowth's 2017 crude oil swap contracts which resulted in the realized commodity risk management loss of $12.7 million.
Forward Contracts - Commodity Risk Management
Pengrowth currently uses natural gas swaps to manage its exposure to commodity price fluctuations. In addition, financial and physical contracts are sometimes used to manage oil price differentials. The contracts in place at March 31, 2017, are summarized in the following table:

Natural Gas Swaps
Financial Swap Contracts
Reference point	Remaining term	Volume (MMBtu/d)	% of revised 2017 natural gas production Guidance	Price/MMBtu (Cdn$)
AECO	Apr 1, 2017 - Oct 31, 2017	53,552	49%	2.65
AECO	Apr 1, 2017- Dec 31, 2017	4,739	4%	3.46
Crude Oil Differentials
Physical Delivery Contracts
Reference point	Remaining term	Volume (bbl/d)	% of revised total 2017 oil production Guidance (1)	Price/bbl (Cdn$) (2)
Western Canada Select	Apr 1, 2017- Dec 31, 2017	12,000	55%	WTI less $15.40
Western Canada Select	Apr 1, 2017- Dec 31, 2017	5,000	23%	WTI less $15.60 - $18.35 (1)
Western Canada Select	2018	12,000	55%	WTI less $16.95
Western Canada Select	2018	5,000	23%	WTI less $16.50 - $19.25 (1)
Western Canada Select	2019	2,500	11%	WTI less $17.95
Western Canada Select	2019	5,000	23%	WTI less $17.70 - $20.45 (1)

(1)	Includes light and heavy crude oil.

(2)	Includes apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.
See the Commodity Price Contracts section in Note 12 to the March 31, 2017 unaudited Consolidated Financial Statements for more information.
Financial Risk Management Contracts Sensitivity to Commodity Prices as at March 31, 2017

($ millions)
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	(3.2)	3.2
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at March 31, 2017, revenue and cash flow would have been $0.3 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $0.3 million represents net liabilities relating to risk management contracts expiring within one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	15

(losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense, as applicable.
OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Oil and Gas Sales Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended
($ millions except percentages)	Mar 31, 2017	% of total	Mar 31, 2016	% of total
Light oil	59.5	36	47.0	41
Heavy oil	49.2	30	23.4	21
Natural gas liquids	20.8	12	14.0	12
Natural gas	35.7	21	28.2	25
Other income including sulphur	1.3	1	1.6	1
Total oil and gas sales (1)	166.5		114.2

(1)	Excludes realized commodity risk management.
Price and Volume Analysis
Quarter ended March 31, 2017 versus Quarter ended March 31, 2016
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended March 31, 2016 (1)	47.0	23.4	14.0	28.2	1.6	114.2
Effect of change in product prices and differentials	22.3	28.3	8.6	12.3	—	71.5
Effect of change in sales volumes	(9.8)	(2.5)	(1.8)	(4.8)	—	(18.9)
Other	—	—	—	—	(0.3)	(0.3)
Quarter ended March 31, 2017 (1)	59.5	49.2	20.8	35.7	1.3	166.5

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil and heavy oil sales increased 27 percent and 110 percent, respectively, in the first quarter of 2017 compared to the first quarter of 2016. This increase is consistent with the 56 percent improvement in the Edmonton par light oil benchmark price and an 87 percent increase in the WCS heavy oil benchmark price since the first quarter of 2016, which were partially offset by a decrease in light oil and heavy oil sales volumes. NGL sales increased 49 percent compared to the first quarter of 2016 mainly due to the increase in benchmark prices. Natural gas sales increased 27 percent due to improved natural gas benchmark prices partly offset by a decrease in sales volumes.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended
	Mar 31, 2017	Mar 31, 2016
Royalty expenses	15.7	8.1
$/boe	3.30	1.43
Royalties as a percent of oil and gas sales (%) (1)	9.4	7.1

(1)	Excludes realized commodity risk management.
Royalties include Crown, freehold, overriding royalties and mineral taxes.
First quarter of 2017 royalties as a percentage of sales increased to 9.4 percent from 7.1 percent in the first quarter of 2016 primarily due to the impact of the increase in commodity prices and inclusion of the 4.0 percent Lindbergh gross overriding royalty commencing in January 2017.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	16

OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2017	Mar 31, 2016
Operating expenses	60.6	70.1
$/boe	12.71	12.41
First quarter of 2017 operating expenses decreased $9.5 million or 14 percent compared to the first quarter of 2016 primarily due to the absence of operating expenses associated with divested properties and lower personnel costs. On a per boe basis, first quarter of 2017 operating expenses increased $0.30/boe compared to the same period last year but remained below 2017 Guidance.
TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2017	Mar 31, 2016
Transportation expenses	8.3	8.8
$/boe	1.74	1.56
First quarter of 2017 transportation expenses decreased $0.5 million compared to the first quarter of 2016 primarily due to the impact of a property divestment, while on a per boe basis, first quarter of 2017 transportation expenses increased $0.18/boe compared to the first quarter of 2016 as the decrease in total production volumes outpaced the decrease in transportation costs.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. As at March 31, 2017, Pengrowth has elected to sell approximately 79 percent of its production at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	17

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. Certain assumptions have been made in allocating operating expenses and royalty credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended
Combined Operating Netback after realized commodity risk management	Mar 31, 2017	Mar 31, 2016
Oil & gas sales (includes other income)	34.93	20.22
Royalties	(3.30)	(1.43)
Operating expenses	(12.71)	(12.41)
Transportation expenses	(1.74)	(1.56)
Operating netback before realized commodity risk management	17.18	4.82
Realized commodity risk management (1)	(3.48)	22.49
Operating netback ($/boe)	13.70	27.31
(1) First quarter of 2017 includes a loss of $2.66/boe related to the early settlement of commodity risk management contracts.
Operating Netback by Product Type	Three months ended
Oil and Liquids Netback Excluding Realized Commodity Risk Management ($/bbl) (1)	Mar 31, 2017	Mar 31, 2016
Sales	43.94	24.40
Royalties	(6.01)	(2.67)
Operating expenses	(13.18)	(12.80)
Transportation expenses	(1.78)	(1.63)
Oil and liquids operating netback	22.97	7.30

Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	3.27	2.15
Royalties (2)	0.19	0.08
Operating expenses	(1.99)	(1.97)
Transportation expenses	(0.28)	(0.24)
Natural gas operating netback	1.19	0.02
Natural gas operating netback ($/boe)	7.14	0.12

(1)	Includes light oil, heavy oil and natural gas liquids.

(2)	Natural gas royalties impacted by Gas Cost Allowance which represents certain eligible gas gathering, processing and compression cost deductions in calculating royalties payable to the Crown.
First quarter of 2017 combined operating netback, after realized commodity risk management, of $13.70/boe decreased 50 percent compared to the first quarter of 2016 primarily due to the absence of substantial realized commodity risk management gains recorded in the first three months of 2016. However, the operating netback, before realized commodity risk management, of $17.18/boe increased 256 percent in the first quarter of 2017 boosted by an increase in commodity prices relative to the same period last year.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	18

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
($ millions except per boe amounts)	Mar 31, 2017	Mar 31, 2016
Cash G&A expenses (1)	16.7	18.8
$/boe	3.50	3.33
Non-cash G&A expenses (1)	2.7	3.7
$/boe	0.57	0.65
Total G&A (1)	19.4	22.5
$/boe	4.07	3.98

($ millions)
Cash G&A before share based compensation expense (1)	17.1	16.8

Share based compensation expense (1):
Cash-settled share based compensation	(0.4)	2.0
Share-settled share based compensation	2.7	3.7
Total share based compensation expense	2.3	5.7
Total G&A (1)	19.4	22.5

(1)	Net of recoveries and capitalization, as applicable.
First quarter of 2017 cash G&A expenses of $16.7 million decreased $2.1 million compared to the first quarter of 2016 primarily due to a decrease in cash-settled share based compensation expense. The decrease in the cash-settled share based compensation expense in the first quarter of 2017 was due to the mark-to-market impact of Pengrowth's share price. See Note 9 to the March 31, 2017 unaudited Consolidated Financial Statements for additional information on Pengrowth's cash-settled Long Term Incentive Plans ("LTIP"). The compensation costs associated with these plans are expensed over the applicable vesting periods and are determined based on the fair value of the share units at the grant date and are subsequently adjusted to reflect the fair value of the share units at each period end. On a per boe basis, first quarter of 2017 cash G&A expenses increased $0.17/boe compared to the same period last year as decrease in production volumes outpaced the decrease in cash G&A expenses.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s share-settled LTIP. See Note 9 to the March 31, 2017 unaudited Consolidated Financial Statements for additional information on Pengrowth's share-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
First quarter of 2017 non-cash G&A expenses decreased $1.0 million compared to the same period last year primarily due to lower share-settled incentive grants. Commencing in 2016, certain employees receive cash-settled long term incentive grants in place of share-settled long term incentive grants.
During the three months ended March 31, 2017, $0.8 million (March 31, 2016 - $0.7 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended
($ millions except per boe amounts)	Mar 31, 2017	Mar 31, 2016
Depletion, depreciation and amortization	71.8	95.6
$/boe	15.06	16.93
Accretion	3.8	4.0
$/boe	0.80	0.71
First quarter of 2017 DD&A expense decreased $23.8 million compared to the first quarter of 2016 primarily due to a lower unit of production rate resulting from changes in reserves and future development costs, in addition to lower

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	19

depletable PP&E base relative to the first quarter of 2016, lower production volumes and the absence of depletion related to divested properties.
First quarter of 2017 ARO accretion expense remained essentially unchanged compared to first quarter of 2016.
IMPAIRMENT
On April 25, 2017, Pengrowth entered into an agreement for the sale of the remaining Swan Hills area assets in north central Alberta, for total cash consideration of $185 million, before customary adjustments. Since the transaction will be completed for an amount less than book value of the assets, a $71.0 million PP&E impairment was recorded at March 31, 2017 using the estimated cash consideration as a measure of the recoverable amount. As the agreement was signed subsequent to March 31, 2017, these assets were not classified as assets held for sale at March 31, 2017.
INTEREST AND FINANCING CHARGES

	Three months ended
($ millions)	Mar 31, 2017	Mar 31, 2016
Interest and financing charges	27.2	27.3
Capitalized interest	(0.8)	(0.8)
Total interest and financing charges	26.4	26.5
At March 31, 2017, Pengrowth had approximately $1.1 billion in fixed rate debt outstanding. Total fixed rate debt consists primarily of U.S. dollar denominated senior unsecured notes at a weighted average interest rate of 5.6 percent.
First quarter of 2017 interest and financing charges, before capitalized interest, remained unchanged compared to the first quarter of 2016 as the impact on interest and financing charges from the first quarter of 2017 debt reductions will be reflected in future quarters.
In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2017, $0.8 million (March 31, 2016 - $0.8 million) of interest was capitalized on the Lindbergh project to PP&E using Pengrowth's weighted average cost of debt of 5.6 percent (March 31, 2016 - 5.7 percent).
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $31.4 million in the first quarter of 2017, compared to a deferred tax recovery of $2.2 million in the first quarter of 2016. This was primarily due to the first quarter 2017 PP&E impairment charge of $71.0 million and temporary differences related to the change in fair value of commodity risk management contracts.
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $9.5 million and $2.7 million to the Canada Revenue Agency ("CRA") and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $12.2 million has been recorded as a long term receivable.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	20

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended
($ millions)	Mar 31, 2017	Mar 31, 2016
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.75	0.77
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt (1)	13.6	97.1
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt (1)	(0.2)	2.6
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	13.4	99.7
Unrealized gain (loss) on U.S. foreign exchange risk management contracts (2)	(9.5)	(65.2)
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	0.1	(2.4)
Total unrealized gain (loss) on foreign exchange risk management contracts	(9.4)	(67.6)
Net unrealized foreign exchange gain (loss)	4.0	32.1
Net realized foreign exchange gain (loss) (3)	(2.1)	(1.5)

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. senior unsecured notes and with the U.S. dollar fixed price WCS differential.

(3)	Three months ended March 31, 2017 includes $2.8 million loss from settlement of foreign exchange swap contracts related to the early repayment of U.S.$300 million of senior unsecured notes.
As 96 percent of Pengrowth’s total debt before working capital is denominated in foreign currencies at March 31, 2017, the majority of Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on foreign debt principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of principal for Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S$300 million early repayment of the U.S.$400 million senior unsecured notes. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017. At March 31, 2017, Pengrowth held a total of U.S.$620 million in foreign exchange swap contracts compared to U.S.$920 million at December 31, 2016 at a weighted average rate of U.S.$0.75 per Cdn$1 as follows:

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
815.5	620.0	76%	0.75
At March 31, 2017, the fair value of these U.S. foreign exchange derivative contracts was a liability of Cdn$14.1 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.

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Foreign Exchange Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Notional quantity (bbl/d)	Remaining term	Average fixed rate (Cdn$1 = U.S.$)
15,000	Apr. 1 - Dec. 31, 2017	0.76
At March 31, 2017, the fair value of these U.S. foreign exchange derivative contracts was an asset of Cdn$1.1 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling denominated term debt. At March 31, 2017, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt maturing in October 2019:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
At March 31, 2017, the fair value of the U.K. foreign exchange derivative contracts was a net asset of $0.9 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2017 ($ millions)	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	8.2	0.2
Unrealized foreign exchange risk management gain or loss	6.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	2.0	—
Fixed Price WCS Differential Foreign Exchange Rate Sensitivity
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts outstanding as at March 31, 2017 of approximately $0.6 million.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At March 31, 2017, the ARO liability remained unchanged from December 31, 2016. Pengrowth has estimated the net present value of its total ARO to be $652.3 million as at March 31, 2017 (December 31, 2016 – $652.3 million), based on a total escalated future liability of $2.1 billion (December 31, 2016 – $2.1 billion). The majority of the costs are expected to be incurred between 2040 and 2085. A risk free discount rate of 2.3 percent per annum (December 31, 2016 - 2.3 percent) and an ARO specific inflation rate of 1.5 percent (December 31, 2016 - 1.5 percent) were used to calculate the net present value of the ARO at March 31, 2017.
At March 31, 2017, ARO liability of $91.1 million related to the Swan Hills disposition was reflected as a current liability associated with assets held for sale.

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ACQUISITIONS AND DISPOSITIONS

	Three months ended
($ millions)	Mar 31, 2017	Mar 31, 2016
Property acquisitions	—	—
Proceeds from property dispositions	247.3	12.8
Cash proceeds from dispositions	247.3	12.8
During the first quarter of 2017, Pengrowth successfully closed the sale of a 4.0 percent GORR interest on its Lindbergh thermal property and certain seismic assets for proceeds of $250.0 million, which resulted in a pre-tax gain on disposition of $144.7 million, net of transaction costs.
WORKING CAPITAL
Working capital surplus or deficiency is calculated as current assets less current liabilities per the Consolidated Balance Sheets.
At March 31, 2017, Pengrowth had a working capital surplus of $34.7 million. Included in the working capital surplus was $256.3 million of assets held for sale net of associated current liability.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2016 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 12 to the March 31, 2017 unaudited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
DIVIDENDS
Pengrowth's Board of Directors suspended the quarterly dividend payment on January 20, 2016.
No dividends were declared or paid in the first quarter of 2017. The Board continues to review the Company's dividend policy on a regular basis.

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SUMMARY OF QUARTERLY RESULTS

	2017	2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales ($ millions) (1)	166.5	169.2	145.6	137.2	114.2	169.1	211.9	249.9
Net income (loss) ($ millions)	(86.3)	(92.4)	(52.9)	(173.4)	25.0	(468.6)	(329.6)	(134.4)
Net income (loss) per share ($)	(0.16)	(0.17)	(0.10)	(0.32)	0.05	(0.86)	(0.61)	(0.25)
Net income (loss) per share - diluted ($)	(0.16)	(0.17)	(0.10)	(0.32)	0.05	(0.86)	(0.61)	(0.25)
Adjusted net income (loss) ($ millions)	(129.4)	45.3	18.6	(16.5)	0.5	(463.4)	(374.0)	(38.9)
Funds flow from operations ($ millions) (2) (3) (4) (5) (6)	26.9	111.7	122.7	89.1	106.2	114.2	120.6	111.5
Dividends declared ($ millions)	—	—	—	—	—	5.5	21.8	30.8
Dividends declared per share ($)	—	—	—	—	—	0.01	0.04	0.06
Daily production (boe/d)	52,957	54,354	55,137	56,735	62,056	67,934	74,239	74,113
Total production (Mboe)	4,766	5,001	5,073	5,163	5,647	6,250	6,830	6,744
Average sales price ($/boe) (1)	34.66	33.62	28.45	26.32	19.94	26.56	30.75	36.58
Operating netback ($/boe) (7)	13.70	30.82	32.13	25.46	27.31	25.07	25.48	23.98

(1)	Excludes realized commodity risk management.

(2)	Funds flow from operations for the three months ended March 31, 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(3)	Three months ended March 31, 2017 excludes $2.8 million loss from settlement of foreign exchange swap contracts related to the early repayment of U.S.$300 million of senior unsecured notes.

(4)
Fourth quarter of 2016 funds flow from operations includes $35.6 million of gains related to the early settlement of commodity risk management contracts and excludes $47.0 million related to the settlement of foreign exchange swap contracts as this was considered a financing activity.

(5)	Third quarter of 2016 funds flow from operations includes $41.6 million of gains related to early settlement of commodity risk management contracts.

(6)
First, second and fourth quarters of 2015 funds flow from operations exclude $84.1 million, $9.8 million and $0.2 million, respectively, related to the settlement of foreign exchange swap contracts as these were considered financing activities.

(7)	Includes realized commodity risk management.
First quarter of 2017 adjusted net loss increased $174.7 million from the prior quarter primarily due to lower funds flow from operations and the PP&E impairment charge. The adjusted net losses in the fourth and third quarters of 2015 were primarily driven by the non-cash impairment charges recorded at the time.
First quarter of 2017 funds flow of $26.9 million decreased 76 percent compared to fourth quarter of 2016 primarily driven by the absence of the realized commodity risk management gains recorded in the fourth quarter of 2016.
First quarter of 2017 average sales price increased 3 percent compared to the fourth quarter of 2016 and showed steady improvement compared to the preceding five quarters driven by continued improvements in benchmark prices, but remained lower than second quarter of 2015, as per the table above. The impact of the increasing benchmark prices on oil and gas sales has been offset somewhat by the strengthening Canadian dollar throughout the two year period.
Although first quarter of 2017 oil and gas sales have improved significantly, driven by a steady improvement in the oil and natural gas benchmark prices, operating netbacks and funds flow from operation show a decrease in the first quarter of 2017 compared to the preceding quarters of 2016 primarily due to significantly higher realized commodity risk management gains in 2016.
First quarter of 2017 production was lower than all of the preceding quarters of 2016 and 2015 resulting primarily from property dispositions and natural declines due to capital spending curtailments in the current low commodity price environment. The second and third quarters of 2015 production increases were mainly attributable to the inclusion and ramp-up of the Lindbergh Phase 1 production.
Quarterly net income (loss), as per the table above, has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred income taxes, as applicable. Funds flow from operations was also impacted by changes in royalty expense, operating and cash G&A costs.

PENGROWTH First Quarter 2017 Management's Discussion and Analysis	24

SUBSEQUENT EVENTS
On April 11, 2017, Pengrowth closed its previously announced sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92 million.
On April 25, 2017, Pengrowth announced that it entered into an agreement for the sale of the remaining Swan Hills area assets in north central Alberta for $185 million cash consideration, subject to customary adjustments. The sale is expected to close on May 31, 2017. As the agreement was signed subsequent to March 31, 2017, these assets were not classified as assets held for sale at March 31, 2017.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended March 31, 2017, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2017 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Consolidated Financial Statements. During the interim period ended March 31, 2017, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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